Exhibit 2.24

BURDALE FINANCIAL LIMITED
53 Queen Anne Street
London
W1G 9HP

Waterford Wedgwood plc
1-2 Upper Hatch Street
Dublin 2
Ireland

on behalf of the Obligors under the Facility Agreement described below

and

Sir Anthony O'Reilly
Castlemartin
Kilcullen
Co. Kildare
Ireland

14 December 2004

Dear Sirs

FACILITY AGREEMENT DATED 30 SEPTEMBER 2004

(A)	GENERAL

1.	We refer to the €210,000,000 and US$30,000,000 facility agreement (the "Facility Agreement") dated 30 September 2004 and made between Waterford Wedgwood plc as the Company (1), the Original Borrowers therein named (2), the Original Guarantors therein named (3), the Original Senior Lenders therein named (4), the Original Senior Tranche B Lenders therein named (5), the Ancillary Facility Providers therein named (6) and ourselves as Agent (7).

2.	Terms defined in the Facility Agreement have the same meanings where used in this letter. In this letter:

(a)	"Account Bank" means Wachovia Bank NA, London Branch;

(b)	"Burdale" means Burdale Financial Limited in its capacity as a Senior Lender;

(c)	"Cash Deposit" means the cash deposit of €25,000,000 to be placed by the Chargor with the Account Bank, as contemplated by paragraph (C)5 below (and includes any extension, renewal or replacement thereof);

(d)	"Charge over Deposit" means a charge over the Cash Deposit executed by the Chargor in the form annexed to this letter;

(e)	"Chargor" means Sir Anthony O'Reilly of Castlemartin, Kilcullen, Co. Kildare, Ireland;

(f)	"EBITDA" means in relation to the Group, for any financial year ending on or after 31 March 2005, its consolidated profits for that period but (i) adding back any amounts in respect of interest, taxation, depreciation and amortisation, (ii) excluding any exceptional or extraordinary profit and (iii) adding back the non-cash costs of any rationalisation or reorganisation programme;

(g)	"Pension Plan Deed of Amendment" means a deed of amendment with respect to the pension plan of RD, in the form attached hereto;

(h)	"RD" means Royal Doulton plc;

(i)	"RD Acquisition" means the proposed acquisition of all or any of the RD Shares by Waterford Wedgwood U.K. plc;

(j)	"RD Shares" means the ordinary shares in RD not already owned by the Company or any of its Subsidiaries;

(k)	"Rights Issue" means the rights issue described in paragraph (A)4 below; and

(l)	"Total Senior Facility Availability" has the meaning given to it in paragraph (D)1 below.

3.	In this letter;

(a)	any reference to a Default shall mean any Default other than one which has been cured or waived; and

(b)	any payment required to be made to a Blocked Account shall, subject to the terms of this letter, be applied in accordance with clause 12.2 of the Facility Agreement.

4.	You propose to make an offer to acquire the RD Shares. In that connection, you also propose to launch an underwritten rights issue to raise gross proceeds of €99,700,000.

5.	This letter sets out certain terms and conditions upon which the Facility Agreement is to be amended, varied or waived in order to assist you in this process.

6.	This letter is written to you in our capacity as Agent for the Finance Parties.

(B)	ACQUISITION OF RD SHARES/RD INDEBTEDNESS

1.	For the purposes of clause 24.5(a) of the Facility Agreement, the Majority Lenders consent to the RD Acquisition, provided that RD thereby becomes a Subsidiary of the Company.

2.	To the extent to which such consent may be required, the Majority Lenders also approve the arrangements under which (i) some or all of the proceeds of the Rights Issue are paid to the Company's registrars and (ii) such proceeds are applied in payment for the RD Shares.

3.	In the event that RD and/or its Subsidiaries are required to repay any of their facilities in consequence of RD becoming a Subsidiary of the Company:

(a)	the Lenders consent to (i) the provision by the Company out of the Rights Issue proceeds of a loan to RD sufficient to enable it to repay such facilities and (ii) the making of the necessary repayment by RD to its existing lenders; and

(b)	the Company shall procure that RD becomes an Additional Borrower in all respects in accordance with the terms of the Facility Agreement within 30 days of it becoming a Subsidiary of the Company.

4.	The Lenders consent to the giving by the Company of the guarantee contemplated by the Pension Plan Deed of Amendment.

5.	The consents given pursuant to this paragraph (B) are given subject to the conditions that, at the time of RD becoming a Subsidiary of the Company:

(a)	the Company receives or has received net proceeds of at least €98,000,000 in respect of the Rights Issue before any payment is made in respect of the RD Shares;

(b)	the Agent has received evidence that the maximum purchase price of the RD Shares plus associated costs (excluding acquired indebtedness) will not exceed €55,000,000; and

(c)	the Agent has received a copy of the Pension Plan Deed of Amendment, duly executed by the parties thereto.

For the purposes of this paragraph (B)5, the Company may allocate costs relating to the Rights Issue to be associated costs of the acquisition of RD Shares and vice versa.

6.	On behalf of the Majority Lenders, we confirm that we have received a satisfactory business plan for the purposes of clause 4.3(b)(iv) of the Facility Agreement.

(C)	THE FACILITY LIMIT

1.	At present, the Senior Facility Limit is €140,000,000.

2.	Notwithstanding that the Senior Facility Limit has not yet become subject to increase in accordance with the terms of paragraph (D) of schedule 3 to the Facility Agreement, the Lenders agree that the Senior Facility Limit is increased to €155,000,000. The Senior Commitment of Burdale is likewise increased to €155,000,000.

3.	If the syndication process contemplated by paragraph (D) of schedule 3 to the Facility Agreement results in the Total Senior Commitments exceeding €155,000,000, the Senior Commitment of Burdale shall be €40,000,000 in accordance with the terms of paragraph (D) of that schedule.

4.	For the purposes of this paragraph (C), the Agent agrees that syndication will not close before 28 February 2005 unless either:

(a)	the Company consents in writing thereto; or

(b)	the Total Senior Commitments have reached €210,000,000.

5.	The increase in the Senior Facility Limit and in the Senior Commitment of Burdale pursuant to paragraph (C)2 above are subject to the conditions that the Agent shall have received:

(a)	confirmation that the Cash Deposit has been placed with the Account Bank;

(b)	the Charge over Deposit duly executed by the Chargor;

(c)	confirmation from Matheson Ormsby Prentice, legal advisers to the Chargor, that they have advised him on the contents and legal effect of the Charge over Deposit; and

(d)	an appropriate board resolution or other evidence that the Company has authorised the execution of this letter.

We confirm that we have received an opinion of Clifford Chance dated 9 December 2004 with respect to the borrowing limits under the High Yield Bond Indenture and confirm that this is the most recent legal opinion for the purposes of clause 6.4(j) of the Facility Agreement.

6.	The Company undertakes to procure that:

(a)	the Agent receives, within seven days after RD has become a Subsidiary of the Company, satisfactory evidence that, when RD becomes an Additional Borrower, the Total Senior Facility Availability shall exceed the outstanding Utilisations by at least €50,000,000 (taking into account (i) any enhanced availability by reference to the stock and receivables of RD (and for these purposes, the Agent will assess such availability in good faith by reference to the information made available to it) and (ii) the enhanced availability resulting from the increase in the Facility Limit under paragraph (C)2 above); and

(b)	the restructuring charges associated with the RD Acquisition shall not exceed €20,000,000 during the twelve month period following the date on which RD becomes a Subsidiary of the Company.

7.	The Chargor shall be released from his Charge over Deposit and (subject to sub-paragraph (C)7(b)(ii) below) the Cash Deposit shall be released to the Chargor in full if the following conditions are satisfied:

(a)	a corporate entity established in Jersey or in some other jurisdiction acceptable to the Agent executes a substitute charge over deposit in favour of the Agent, in substantially the same form as the Charge over Deposit;

(b)	either (i) such entity places a deposit of €25,000,000 with the Account Bank to form the subject matter of such charge over deposit or (ii) following satisfaction of the conditions listed in paragraphs (a), (c), (d) and (e) of this paragraph (C)7, the Chargor has requested the Agent to transfer, to an account established by the corporate entity for the purposes of its charge, the Cash Deposit and the Account Bank has implemented such transfer;

(c)	such entity delivers to the Agent (i) a certified copy of its constitutional documents, (ii) a list of its directors and shareholders, together with specimen signatures, (iii) a certified copy of an appropriate board resolution and (iv) either (x) a satisfactory report on its assets and liabilities or (y) satisfactory evidence that the entity has not traded;

(d)	such entity complies with all applicable 'know your customer' requirements of the Account Bank and the Agent;

(e)	such entity delivers to the Agent a legal opinion covering substantially the matters covered in the form annexed to this letter and otherwise as the Agent may approve acting reasonably (having regard to the nature and purpose of the security), together with confirmation that the issuing law firm holds professional indemnity cover of at least €25,000,000.

8.	The Agent shall carry out any request made to it by the Chargor in accordance with the terms of paragraph (C)7(b)(ii) above and instruct the Account Bank accordingly.

9.	If the conditions listed in paragraph (C)7 above are satisfied then:

(a)	Sir Anthony O'Reilly shall cease to be a party to this letter as Chargor;

(b)	the entity referred to in paragraph (C)7 above shall become the Chargor for the purposes of this letter in place of Sir Anthony O'Reilly; and

(c)	all parties shall execute such documentation as Burdale may require to give effect to the arrangements described in paragraph (C)7 above and in this paragraph (C)9.

(D)	DRAWING, REDUCTION AND RELEASE OF CASH DEPOSIT

1.	In clause 1.1 of the Facility Agreement:

(a)	the following definition shall be inserted in its appropriate alphabetical order:

""Cash Deposit" has the meaning given to it in a letter from the Agent to the Company dated 14 December 2004;";

(b)	the definition of "Total Receivables Availability" shall be deleted and the following shall be substituted therefor:

""Total Receivables Availability" means (i) the aggregate of the Receivables Advance Amounts of all of the Eligible Receivables PLUS (ii) the amount of the Cash Deposit;"; and

(c)	the following definition shall be inserted in its appropriate alphabetical order:

""Total Senior Facility Availability" means, at any relevant time, the aggregate of (i) the Total Availability and (ii) all amounts of principal outstanding under the Equipment Loan Facility and the Property Loan Facility.

2.	If any Obligor completes a disposal permitted pursuant to paragraph (G) below then:

(a)	the relevant Obligor shall procure that the net proceeds of such disposal are credited to a Blocked Account,

(b)	30 per cent of such net proceeds shall be applied in or towards prepayment of the principal amounts then owing in respect of the Tranche B Loan in accordance with the terms of the Facility Agreement but no prepayment or early termination fee shall be payable in respect of any such prepayment to the Tranche B Lender. The Agent is irrevocably authorised to make such payment to the Tranche B Lender out of funds remitted to it from the Blocked Account concerned.

3.	If, on any date following receipt of the net disposal proceeds into a Blocked Account under paragraph (D)2 above:

(a)	no Default is subsisting on such date (and for these purposes, the effect of paragraph (F)3 below shall be disregarded);

(b)	the aggregate amount of all outstanding Utilisations in respect of the Senior Facilities during the 30 day period prior to such date has at no time exceeded the Total Senior Facility Availability LESS €60,000,000 and will not exceed that amount immediately following the release contemplated by this paragraph (D)3; and

(c)	EBITDA in respect of the Group's most recently completed financial year was not less than €50,000,000 (as evidenced by the audited consolidated financial statements for that financial year and (to the extent such amounts cannot be extracted from the relevant financial statements) opined on by the auditors to the Company), then (i) at the option of the Company, the Chargor or the Company shall be entitled to demand payment to the Chargor out of the Cash Deposit of an amount equal to 70 per cent of the relevant net disposal proceeds and (ii) the Agent shall give instructions to the Account Bank to give effect to that demand.

4.	On request by the Company or the Chargor, the Agent will give notice to the Account Bank requiring it to release to the Chargor from the Cash Deposit an amount ascertained pursuant to paragraph (D)6 below if the performance criteria listed in paragraph (D)5 below have been met.

5.	For the purposes of paragraph (D)4 above, the performance criteria are as follows:

(a)	no Default is subsisting at the date of the request (and, for these purposes, the effect of paragraph (F)3 below shall be disregarded);

(b)	the aggregate amount of all outstanding Utilisations in respect of the Senior Facilities during the 30 day period prior to such release has at no time exceeded the Total Senior Facility Availability LESS €60,000,000 and will not exceed that amount immediately following the release contemplated by paragraph (D)4 above; and

(c)	EBITDA in respect of the Group's most recently completed financial year was not less than €65,000,000 (as evidenced by the audited consolidated financial statements for that financial year and (to the extent such amounts cannot be extracted from the relevant financial statements) opined on by the auditors to the Company).

6.	The amount to be released to the Chargor pursuant to paragraph (D)4 above shall be the amount by which EBITDA under paragraph (D)5(c) above exceeds €65,000,000.

7.	Interest accruing on the Cash Deposit shall fall outside the scope of the security created by the Charge over Deposit and shall be released to the Chargor on its due date. The principal amount of the Cash Deposit shall only be released in accordance with the other provisions of this letter or when all amounts owing under the Finance Documents have been finally repaid in full.

8.	The Lenders consent to the Obligors executing a counter-indemnity or similar obligation with respect to the Cash Deposit arrangements in favour of the Chargor, subject to paragraph (D)12 below.

9.	The Agent shall only draw funds from the Cash Deposit if the Company has gone into liquidation, administration, examination or equivalent insolvency proceedings at least six months prior to the date of such drawing. The amount so drawn may not exceed the aggregate of the amounts which remain owing under the Finance Documents at the time of such drawing.

10.	Amounts drawn under paragraph (D)9 above shall, without prejudice to the Chargor's rights of subrogation, be immediately applied to reduce amounts in respect of principal owing to the Senior Lenders under the Senior Facility and, following repayment of the Senior Lenders in full, to reduce amounts in respect of principal owing to the Senior Tranche B Lender under the Senior Tranche B Facility.

11.	The Company and the Lenders acknowledge that the Chargor has executed this letter and the Charge over Deposit at the request of the Company and that, upon the Agent drawing funds from the Cash Deposit, the Chargor shall, subject to paragraph (D)12 below, be subrogated to the rights of the relevant Finance Parties to the extent of the amounts of the Senior Facilities which have been repaid utilising such funds. Whilst Burdale acknowledges the existence of such right of subrogation, it gives no representation or warranty as to its validity, enforceability or availability under any particular circumstances.

12.	The Chargor acknowledges that:

(a)	he has received adequate consideration for the execution of this letter and the Charge over Deposit;

(b)	the Chargor undertakes (in favour of the Finance Parties) that he will not seek to exercise against any Obligor any right of subrogation, counter-indemnity or similar right with respect to any payment made to any Finance Party out of the Cash Deposit unless and until all amounts owing pursuant to the Finance Documents have been finally repaid in full; and

(c)	notwithstanding paragraph (D)12(b) above, in the event of a liquidation of any Obligor, the Chargor may prove in the liquidation for amounts owing to him by that Obligor but, until all amounts owing pursuant to the Finance Documents have been finally repaid in full he shall pay any amounts so received to the Agent. The Agent shall hold such amounts (which shall bear interest at the rate from time to time paid by the Account Bank) on a suspense account until it is satisfied that no further recoveries can be made from the Obligors. It shall then apply such moneys in or towards payment of the amounts owing under the Finance Documents and release any balance to the Chargor, in each case together with the interest thereon. If the amounts owing to the Finance Parties are paid in full at any time, then the Agent shall release the moneys in suspense (including the interest earned thereon) to the Chargor and this clause (D)12(c) shall cease to apply.

(E)	AVAILABILITY BLOCKS/SUBORDINATED DEBT

1.	There subsist at present the following Reserves (among others):

(a)	a Reserve totalling €40,000,000 in respect of the WW Subordinated Facility and the Rosenthal Subordinated Facility;

(b)	a Reserve of €5,000,000 in respect of the Ancillary Facilities; and

(c)	a permanent Reserve of €20,000,000.

2.	Notwithstanding any other provision of the Finance Documents or this letter, Reserves equal to €65,000,000 will remain effective (regardless of any repayments or other matters affecting the WW Subordinated Facility, the Rosenthal Subordinated Facility or the Ancillary Facilities) until 31 December 2006. Thereafter, these Reserves may only be released or reduced in accordance with the terms of paragraphs (E)3, 4 or 5 below.

3.	The permanent Reserve of €20,000,000 may only be released if the conditions set out in the Facility Agreement for that purpose have been satisfied.

4.	If:

(a)	the Cash Deposit has been released in full in accordance with the terms of this letter; and

(b)	the conditions set out in paragraph D(5) above are met on any subsequent occasion,

then (save insofar as such excess EBITDA has previously been used to secure a return of all or any part of the Cash Deposit), the Reserve of €40,000,000 shall be reduced by the amount by which EBITDA in respect of any completed financial year exceeds €65,000,000.

5.	The first reduction of any Reserve pursuant to paragraph (E)3 or 4 above may occur on or after 1 January 2007 with reference to audited consolidated financial statements prepared with reference to the financial year ending in 2005 or 2006, provided that the necessary conditions are met.

6.	The following provision shall be inserted into clause 24.10 of the Facility Agreement in substitution for the existing clause:

"The Company shall procure that neither the WW Subordinated Facility nor the Rosenthal Subordinated Facility is repaid or prepaid except:

(i)	to the extent of any corresponding reduction in the Reserves attributable to that debt in accordance with the terms of the letter from the Agent to the Company and others dated 14 December 2004 signed by the Agent and the Company (the "Relevant Letter"); and/or

(ii)	if the Company elects by notice to the Agent to use 70% of the net proceeds of any disposal permitted pursuant to paragraph (G) of the Relevant Letter for this purpose and not for the release of the Cash Deposit referred to in the Relevant Letter, in an amount equal to 70% of such net proceeds provided that immediately following such payment the amounts outstanding under the Senior Facilities do not exceed the Total Senior Availability LESS €60,000,000; and /or

(iii)	with the consent of the Required Lenders."

7.	The Lenders consent to any repayment or prepayment of the WW Subordinated Facility or Rosenthal Subordinated Facility which is made in accordance with clause 24.10 of the Facility Agreement as amended pursuant to paragraph (E)6 above.

8.	If any payment is made in respect of the WW Subordinated Facility or the Rosenthal Subordinated Facility, the Company shall at the same time prepay the Tranche B Loan in an amount equal to 30 per cent of such payment, in accordance with the terms of the Facility Agreement. No prepayment or early termination fee shall be payable in respect of any such prepayment to the Tranche B Lender.

(F)	FINANCIAL COVENANTS

1.	Paragraph (B) of schedule 3 to the Facility Agreement sets out the Net Worth and Trading Cashflow covenants to be achieved by the Company.

2.	The tables set out under paragraph 1(b) of paragraph (B) of schedule 3 to the Facility Agreement shall be deleted and replaced by the terms set out in Annex 1 to this letter.

3.	If, during the last 30 days of any Review Period, the aggregate amount of all outstanding Utilisations in respect of the Senior Facilities has at no time exceeded the Total Senior Facility Availability LESS the Stipulated Headroom, then the Company shall not be obliged to comply with the financial covenants in respect of that particular Review Period. For these purposes, the "Stipulated Headroom" means:

(a)	in respect of any Review Period ending on or before 31 December 2005, €15,000,000; and

(b)	in respect of any subsequent Review Period, €25,000,000.

4.	In calculating Net Worth for the purposes of the financial covenants in relation to RD and its Subsidiaries, an appropriate deduction shall be made to reflect any provision which would be required pursuant to FRS17 (to the extent not already reflected in the financial statements of RD and its Subsidiaries).

5.	If RD does not become a Subsidiary of the Company and the offer relating to the RD Acquisition lapses, the financial covenants set out in paragraph (B) of Schedule 3 of the Facility Agreement shall be amended to reflect the receipt of the Rights Issue proceeds and the Group's current trading. If the Company and or its agent has received the net proceeds of the Rights Issue at that time, then the Charge over Deposit shall be released and the Cash Deposit shall be released to the Chargor in full. If the net proceeds of the Rights Issue have not been so received, then the Cash Deposit shall remain subject to the Charge over Deposit in accordance with the terms of this letter.

6.	If the Company fails to meet its 2004/2005 "6 plus 6" Group profits before tax forecast cumulatively at the end of any month ending after the date of this letter, the Agent may require the Company to instruct PWC or another adviser acceptable to the Required Lenders to review such aspects of the Group's business as the Agent may specify.

(G)	PERMITTED DISPOSALS

1.	Subject to paragraph (G)2 below, the following disposals are permitted for the purposes of clause 24.4 of the Facility Agreement:

(a)	any disposal listed in Schedule 8 of the Facility Agreement;

(b)	the disposal of the Waterford Sports Ground following receipt of planning permission for commercial use;

(c)	the disposal of the assets or business of, or shares in, Spring Switzerland GmbH; and

(d)	the disposal of IT equipment, on terms approved by the Required Lenders.

2.	The approvals given under paragraph (G)1 above are subject to the following conditions:

(a)	any disposal is effected on arms' length terms; and

(b)	the net proceeds of any such disposal must be paid into a Blocked Account.

(H)	FINANCIAL INDEBTEDNESS AND NEGATIVE PLEDGE

1.	Subject to paragraph (H)2 below, the raising of Financial Indebtedness by RD or any of its Subsidiaries up to an amount equivalent to €12,000,000 and the creation of a corresponding Security Interest over premises in Indonesia, are approved for the purposes of clauses 24.3 and 24.8 of the Facility Agreement.

2.	The approvals given under paragraph (H)1 above are subject to the following terms:

(a)	the net proceeds of such secured financing transaction are credited to a Blocked Account;

(b)	an amount equal to 30 per cent of such net proceeds are applied in prepayment of the principal amounts owing in respect of the Tranche B Loan in accordance with the terms of the Facility Agreement but no prepayment or early termination fee shall be payable in respect of any such prepayment to the Tranche B Lender; and

(c)	receipt by the Agent of documentation affording to it acceptable access to the premises concerned.

(I)	FEES

1.	The Company will pay a fee of an amount and at the time separately agreed in a letter of even date herewith, for distribution among the Lenders in such proportions as they may have agreed.

(J)	MISCELLANEOUS

1.	This letter is a Finance Document.

2.	Save as amended by this letter, the Finance Documents shall remain in full force and effect in accordance with their terms. In the event of any inconsistency between this letter and the Finance Documents, this letter shall prevail.

3.	This letter is governed by English law.

Please confirm your agreement by counter-signing a copy of this letter.

Yours faithfully

/s/ Nigel Hogg
For and on behalf of
Burdale Financial Limited

We agree

/s/ Patrick Dowling

Waterford Wedgwood plc
(on behalf of itself and the other Obligors)

I agree

/s/ Anthony O'Reilly

Sir Anthony O'Reilly

Attachments:

Annex 1 (Financial Covenants)

Annex 2 (Pension Plan Deed of Amendment)

Annex 3 (Form of Charge over Deposit)

Annex 4 (Form of Legal Opinion)

ANNEX 1

(A) REVIEW PERIOD (ending on or about)	(B) NET WORTH (€ million)	(C) TRADING CASHFLOW (€ million)
Fiscal 2005
October '04	119.0	(111.0)
November '04	119.0	(111.0)
December '04	119.0	(115.0)
January '05	119.0	(117.0)
February '05	100.0	(145.0)
March '05	80.0	(160.0)
Fiscal 2006
April '05	70.0	(160.0)
May '05	70.0	(155.0)
June '05	70.0	(155.0)
July '05	60.0	(140.0)
August '05	60.0	(140.0)
September '05	60.0	(90.0)
October '05	65.0	(75.0)
November '05	70.0	(75.0)
December '05	75.0	(55.0)
January '06	70.0	(55.0)
February '06	65.0	(40.0)
March '06	65.0	(20.0)
Fiscal 2007
April '06	60.0	(10.0)
May '06	60.0	0.0
June '06	60.0	0.0
July '06	60.0	0.0
August '06	60.0	5.0
September '06	60.0	5.0
October '06	70.0	10.0
November '06	70.0	10.0
December '06	70.0	15.0
January '07	75.0	15.0
February '07	75.0	15.0
March '07	75.0	20.0